EXHIBIT 2.2
                             STOCK OPTION AGREEMENT


                  STOCK OPTION AGREEMENT ("Option Agreement") dated October 8, 1998, between Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Allegiance Corporation, a Delaware corporation ("Allegiance").


                              W I T N E S S E T H:

                  WHEREAS, the Board of Directors of Cardinal and the Board of Directors of Allegiance have approved an Agreement and Plan of Merger dated as of even date herewith (the "Merger Agreement") providing for the merger of a wholly owned subsidiary of Cardinal with and into Allegiance;

                  WHEREAS, as a condition to Cardinal's entering into the Merger Agreement, Cardinal has required that Allegiance agree, and Allegiance has agreed, to grant to Cardinal the option set forth herein to purchase authorized but unissued shares of Allegiance Common Stock;

                  NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

                  1. Definitions.

                  Capitalized terms used but not defined herein shall have the same meanings as in the Merger Agreement.

                  2. Grant of Option.

                  Subject to the terms and conditions set forth herein, Allegiance hereby grants to Cardinal an option (the "Option") to purchase up to 22,284,538 authorized and unissued shares of Allegiance Common Stock (the "Option Shares") at a price per share equal to the lower of (x) $38.46 or (y) the Exchange Ratio multiplied by the Closing Price (as defined below) of Cardinal Common Shares on the date of exercise (the "Purchase Price") payable in cash as provided in Section 4 hereof. As used herein, the term "Closing Price" as of any date with respect to any Cardinal Common Shares means the average of the closing prices (or, if such securities should not trade on any trading day, the average of the bid and asked prices therefor on such day) of such Cardinal Common Shares as reported on the NYSE Composite Tape during the five consecutive trading days ending on (and including) the trading day immediately prior to such date (or, if such Cardinal Common Shares are not traded on the NYSE, on such other exchange or quotation system on which such Cardinal Common Shares are then traded).
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                  3. Exercise of Option.

                   (a) Cardinal may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and the Merger Agreement shall have been terminated; provided, however, that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of:

                  (i) the Effective Time of the Merger;

                  (ii) if no Purchase Event has occurred and the Merger Agreement is terminated in accordance with its terms pursuant to
         Section 7.1(a), Section 7.1(b), Section 7.1(c) (if the termination is by Allegiance because of a failure by Cardinal or an affiliate of Cardinal to perform any material covenant or obligation under the Merger Agreement, which failure has been the cause of, or resulted in, the failure of the Merger to occur on or before May 15, 1999), Section 7.1(f), Section 7.1(i), Section 7.1(j), or Section 7.1(k) of the Merger Agreement, then at the time of such termination;

                  (iii) if a Purchase Event has occurred pursuant to Section 3(b)(iv), hereof and the Merger Agreement is terminated in accordance with its terms pursuant to Section 7.1(e) thereof, then at 5:00 p.m. New York City time on the date which is twelve months after such termination; or

                  (iv) if a Purchase Event occurs other than pursuant to Section 3(b)(iv) hereof, then at 5:00 p.m. New York City time, on the date that is 135 days following the occurrence of the earliest Purchase Event;

and provided, further, that if the Option cannot be exercised before its date of termination as a result of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the tenth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be, but in no event later than twelve months after the occurrence of a Purchase Event.

                   (b) As used herein, a "Purchase Event" shall mean any of the following events:

                   (i) any person (other than Cardinal or any of its subsidiaries) shall (A) become the Beneficial Owner (as defined below), or shall acquire the right to become the Beneficial Owner, of 15% or more of either the then-outstanding Allegiance Common Stock or any class of then-outstanding voting securities of Allegiance or any of its subsidiaries, or (B) purchase, lease or otherwise acquire 30% or more of the assets of Allegiance and its subsidiaries, taken as a whole (except that the inadvertent acquisition by any person of Beneficial Ownership (as defined below) of 15% or more of the Allegiance Common Stock shall not be a Purchase Event if such person divests as promptly as practicable (but in any event, within ten business days of notice from

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         Allegiance to such person) a sufficient number of shares of Allegiance
         Common Stock so that such person would then be the Beneficial Owner of less than 15% of the then-outstanding Allegiance Common Stock);

                   (ii) Allegiance or any of its subsidiaries shall enter into, authorize, recommend, propose or publicly announce an intention to enter into, any agreement, arrangement or understanding with any person (other than Cardinal or any of its subsidiaries) pursuant to which such person shall (A) become the Beneficial Owner, or shall acquire the right to become the Beneficial Owner, of 15% or more of either the then-outstanding Allegiance Common Stock or any class of then-outstanding voting securities of Allegiance or any of its subsidiaries, or (B) purchase, lease or otherwise acquire 30% or more of the assets of Allegiance and its subsidiaries, taken as a whole;

                   (iii) the Board of Directors of Allegiance shall withdraw, modify or change the Allegiance Board Recommendation in a manner adverse to Cardinal, shall approve or recommend any Competing Transaction;

                   (iv) the Merger Agreement shall be terminated pursuant to
         Section 7.1(e) thereof and at any time prior to such termination there shall have been made to Allegiance or publicly disclosed a Competing Transaction with respect to Allegiance; or

                   (v) the Merger Agreement shall have been terminated pursuant to Section 7.1(c) (if the termination is by Cardinal because of a failure by Allegiance or an affiliate of Allegiance to perform any material covenant or obligation under the Merger Agreement which failure has been the cause of or resulted in the failure of the Merger to occur on or before May 15, 1999), Section 7.1(d), Section 7.1(g), or
         Section 7.1(h) of the Merger Agreement.

                   (c) As used herein, the terms "Beneficial Ownership", "Beneficial Owner" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Exchange Act. As used herein, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

                   (d) In the event Cardinal wishes to exercise the Option, it shall deliver to Allegiance a written notice (the date of receipt of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than five business days nor later than 60 calendar days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and, provided further that, without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Cardinal and, if applicable, Allegiance shall promptly file the required notice or application for approval and shall expeditiously process the same (and


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Allegiance shall cooperate with Cardinal in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

                  (e) In the event (i) Cardinal receives official notice that an approval of any regulatory authority required for the purchase of the Option Shares would not be issued or granted or (ii) a Closing Date shall not have occurred within twelve months after the related Notice Date due to the failure to obtain any such required approval, Cardinal shall be entitled to exercise its right as set forth in Section 7 hereof or, to the extent legally permitted, to exercise the Option in connection with the resale of Allegiance Common Stock or other securities pursuant to a registration statement as provided in Section 9 hereof. The provisions of this Section 3 and Section 6 hereof shall apply with appropriate adjustments to any such exercise.

                  4. Payment and Delivery of Certificates.

                  (a) At the Closing, referred to in Section 3 hereof, on the Closing Date, Cardinal shall pay to Allegiance the aggregate Purchase Price for the shares of Allegiance Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated not later than one business day prior to such Closing Date by Allegiance.

                  (b) At such Closing, simultaneously with the delivery of cash as provided in Section 4(a), Allegiance shall deliver to Cardinal a certificate or certificates representing the number of shares of Allegiance Common Stock purchased by Cardinal, registered in the name of Cardinal or a nominee designated in writing by Cardinal, which shares shall be fully paid and non-assessable and free and clear of all liens, claims, charges and encumbrances of any kind whatsoever.

                  (c) If at the time of issuance of any Allegiance Common Stock pursuant to any exercise of the Option Allegiance shall have issued any share purchase rights or similar securities to holders of Allegiance Common Stock, then each such share of Allegiance Common Stock shall also represent rights with terms substantially the same as and at least as favorable to Cardinal as those issued to other holders of Allegiance Common Stock.

                  (d) Certificates for Allegiance Common Stock delivered at any Closing hereunder shall be endorsed with a restrictive legend which shall read substantially as follows:

                  "The shares represented by this certificate are subject to certain provisions of an agreement between the registered holder hereof and Allegiance Corporation, a copy of which is on file at the principal office of Allegiance Corporation and to resale restrictions arising under the Securities Act of 1933, as amended, and any applicable state securities laws. A copy of such agreement will be provided to the


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

                  holder hereof without charge upon receipt by Allegiance Corporation of a written request therefor."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend in connection with a transfer or sale if (i) Allegiance has been furnished with an opinion of counsel reasonably satisfactory to Allegiance, in a form reasonably satisfactory to counsel for Allegiance, that such transfer or sale will not violate the Securities Act or applicable securities laws of any state or (ii) such transfer or sale shall have been registered and qualified pursuant to the Securities Act and any applicable state securities laws.

                  5. Authorization, etc.

                  (a) Allegiance hereby represents and warrants to Cardinal that:

                  (i) Allegiance has full corporate authority to execute and deliver this Option Agreement and to consummate the transactions contemplated hereby;

                  (ii) such execution, delivery and consummation have been authorized by the Board of Directors of Allegiance, and no other corporate proceedings are necessary therefor;

                  (iii) this Option Agreement has been duly and validly executed and delivered by Allegiance and represents a valid and legally binding obligation of Allegiance, enforceable against Allegiance in accordance with its terms; and

                  (iv) Allegiance has taken all necessary corporate action to authorize and reserve and permit it to issue and, at all times from the date hereof through the date of the exercise in full or the expiration or termination of the Option, shall have reserved for issuance upon exercise of the Option, 22,284,538 shares of Allegiance Common Stock (subject to adjustment as provided herein), all of which, upon issuance in accordance with the terms of this Option Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights of any stockholder of Allegiance.

                  (b) Allegiance hereby agrees that, prior to the termination of the Option pursuant to Section 3(a) hereof, Allegiance shall not take, or allow to be taken, any action that could result in the representations and warranties set forth in Section 5(a) hereof becoming false or inaccurate.

                  (c) Cardinal hereby represents and warrants to Allegiance that:

                  (i) Cardinal has full corporate authority to execute and deliver this Option Agreement and to consummate the transactions contemplated hereby;

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                  (ii) such execution, delivery and consummation have been
         authorized by all requisite corporate action by Cardinal, and no other corporate proceedings are necessary therefor;

                  (iii) this Option Agreement has been duly and validly executed and delivered by Cardinal and represents a valid and legally binding obligation of Cardinal, enforceable against Cardinal in accordance with its terms; and

                  (iv) any Allegiance Common Stock acquired by Cardinal upon exercise of the Option will be acquired for its own account and not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in compliance with the Securities Act.

                  (d) Cardinal hereby agrees that, prior to the termination of the Option pursuant to Section 3(a) hereof, Cardinal shall not take, or allow to be taken, any action that could result in the representations and warranties set forth in Section 5(c) hereof becoming false or inaccurate.

                  6. Adjustment upon Changes in Capitalization.

                  In the event of any change in Allegiance Common Stock by reason of stock dividends, split-ups, recapitalizations or the like, the type and number of Option Shares, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Allegiance Common Stock are issued after the date of this Option Agreement (other than pursuant to an event described in the preceding sentence or pursuant to this Option Agreement or options granted under employee benefit plans), the number of Option Shares shall be adjusted so that, after such issuance, it equals at least 19.9% of the number of shares of Allegiance Common Stock then issued and outstanding (without considering any shares subject to or issued pursuant to the Option).

                  7. Repurchase.

                  (a) At the request of Cardinal, at any time from and after the occurrence of a Purchase Event and ending 135 days immediately thereafter (the "Cardinal Repurchase Period"), Allegiance (or any successor entity thereof) shall repurchase the Option from Cardinal together with all (but not less than all) shares of Allegiance Common Stock purchased by Cardinal pursuant thereto with respect to which Cardinal then has Beneficial Ownership, at a price (when calculated on a per-share basis, the "Per Share Repurchase Price") equal to the sum of:

                  (i) The difference between (A) the "Market/Tender Offer Price" for shares of Allegiance Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made for shares of Allegiance Common Stock or (y) the highest closing price per share of Allegiance Common Stock as reported by the NYSE Composite Tape for any day within that portion of the Cardinal Repurchase Period that precedes the date Cardinal gives notice of the required repurchase under this Section


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         7) and (B) the Purchase Price (subject to adjustment as provided in
         Section 6 hereof), multiplied by the number of shares of Allegiance Common Stock with respect to which the Option has not been exercised, but only if such Market/Tender Offer Price is greater than such exercise price;

                  (ii) The exercise price paid by Cardinal for any shares of Allegiance Common Stock acquired pursuant to the Option; and

                  (iii) The difference between the Market/Tender Offer Price and the exercise price paid by Cardinal for any shares of Allegiance Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if such Market/Tender Offer Price is greater than such exercise price.

                  (b) In the event Cardinal exercises its rights under this
Section 7, Allegiance shall, within 10 business days thereafter, pay the required amount to Cardinal by wire transfer of immediately available funds to an account designated by Cardinal and Cardinal shall surrender to Allegiance the Option and the certificates evidencing the shares of Allegiance Common Stock purchased thereunder with respect to which Cardinal then has Beneficial Ownership.

                  (c) In determining the Market/Tender Offer Price, the value of any consideration other than cash shall be determined by an independent nationally recognized investment banking firm selected by Cardinal.

                  8. Repurchase at Option of Allegiance.

                  Except to the extent that Cardinal shall have previously exercised its rights under Section 7, at the request of Allegiance during the six-month period commencing 135 days following the first occurrence of a Purchase Event, Allegiance may repurchase from Cardinal, and Cardinal shall sell to Allegiance, all (but not less than all) of the Allegiance Common Stock acquired by Cardinal pursuant to the Option and with respect to which Cardinal has Beneficial Ownership at the time of such repurchase at a price per share equal to the greater of (i) 110% of the Market/Tender Offer Price per share (calculated in the manner set forth in Section 7(a)(i) hereof but utilizing the period beginning on the occurrence of a Purchase Event and ending on the date Allegiance exercises its repurchase right pursuant to this Section 8), (ii) the Per Share Repurchase Price or (iii) the sum of (A) the aggregate Purchase Price of the shares so repurchased, plus (B) interest on the aggregate Purchase Price paid for the shares so repurchased from the date of purchase by Cardinal to the date of repurchase at the highest rate of interest announced by Bank One, Columbus, NA as its prime or base lending or reference rate during such period, less any dividends received on the shares so repurchased. Any repurchase under this Section 8 shall be consummated in accordance with Section 7(b) hereof.

                  9. Registration Rights.

                  At any time after a Closing, Allegiance shall, if requested by any holder or Beneficial Owner of shares of Allegiance Common Stock issued upon exercise of the Option


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(each a "Holder"), as expeditiously as possible file a registration statement on a form for general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Allegiance Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by any such Holder. Each such Holder shall provide all information reasonably requested by Allegiance for inclusion in any registration statement to be filed hereunder. Allegiance shall use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 135 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The registration effected under this Section 9 shall be at Allegiance's expense except for underwriting commissions and the fees and disbursements of such Holders' counsel attributable to the registration of such Allegiance Common Stock. In no event shall Allegiance be required to effect more than two registrations hereunder. The filing of any registration statement required hereunder may be delayed for such period of time (not to exceed 90 days) as may reasonably be required to facilitate any public distribution by Allegiance of Allegiance Common Stock, if a special audit of Allegiance would otherwise be required in connection therewith, or at a time during which Allegiance is in possession of material information concerning it, its business affairs or a material transaction, in each case, the public disclosure of which could have a material adverse effect on Allegiance or significantly disrupt such material transaction. If requested by any such Holder in connection with such registration, Allegiance shall become a party to any underwriting agreement relating to the sale of such shares on terms and including obligations and indemnities that are customary for parties similarly situated. Upon receiving any request for registration under this Section 9 from any Holder, Allegiance agrees to send a copy thereof to any other person known to Allegiance to be entitled to registration rights under this Section 9, in each case, by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

                  10. Listing.

                  If Allegiance Common Stock or any other securities to be acquired upon exercise of the Option are then-listed on the NYSE or any other national securities exchange, Allegiance, upon the request of Cardinal, will promptly file an application to list the shares of Allegiance Common Stock or other securities to be acquired upon exercise of the Option on the NYSE or such other exchange and will use its best efforts to obtain approval of such listings as soon as practicable.

                  11. Severability.

                  Any term, provision, covenant or restriction contained in this Option Agreement held by a court or other Governmental Authority of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Option Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Option


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Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

                  12. Miscellaneous.

                  (a) Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  (b) Entire Agreement. This Option Agreement, the Support Agreements, the Merger Agreement (including the documents and the instruments referred to therein) and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

                  (c) Successors; No Third-Party Beneficiaries. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                  (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in accordance with Section 8.2 of the Merger Agreement (which is incorporated herein by reference).

                  (e) Counterparts. This Option Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counterparts together shall constitute but one agreement.

                  (f) Further Assurances. In the event of any exercise of the Option by Cardinal, Allegiance and Cardinal shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

                  (g) Specific Performance. The parties hereto agree that if for any reason Cardinal or Allegiance shall have failed to perform its obligations under this Option Agreement, then either party hereto seeking to enforce this Option Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligations under this Option Agreement.

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                  (h) Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to matters arising under or in connection with this Option Agreement, this Option Agreement shall be governed by the laws of the State of Delaware. All actions and proceedings arising out of or relating to this Option Agreement shall be heard and determined in any Delaware state or federal court sitting in the City of Wilmington, Delaware.

                  (i) Consent to Jurisdiction; Venue.

                  (i) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action or proceeding arising out of or relating to this Option Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington, Delaware. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  (ii) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating hereto, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 12(i) shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

                  (j) Regulatory Approvals; Section 16(b). If, in connection with the exercise of the Option under Section 3 hereof, prior notification to or approval of any Governmental Authority is required, then the required notice or application for approval shall be promptly filed and/or expeditiously processed by Allegiance, and periods of time that otherwise would run pursuant hereto (if any) shall run instead from the date on which any such required notification period has expired or been terminated or such approval has been obtained, and in either event, any requisite waiting period shall have passed. Cardinal shall use reasonable efforts to cooperate with Allegiance in giving any such prior notification or obtaining any such approval of any Government Authority. Periods of time that otherwise would run pursuant to Section 3, 7 or 8 hereof shall also be extended to the extent necessary to avoid liability under Section 16(b) of the Exchange Act.

                  (k) Waiver and Amendment. Any provision of this Option Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.



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                  IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the date first written above.


                                       CARDINAL HEALTH, INC.



                                       By:/s/Robert D. Walter
                                          -------------------------------
                                          Name:  Robert D. Walter
                                          Title:



                                       ALLEGIANCE CORPORATION


                                       By:/s/ Lester B. Knight
                                          -------------------------------
                                          Name:  Lester B. Knight
                                          Title:






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